SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding preliminary fourth quarter and annual financial results to March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc

(Registrant)

Date:	May 25, 2004	By:	/s/ Donald McPherson

Donald McPherson Assistant Company Secretary

SCOTTISH POWER plc

2003/04 PRELIMINARY RESULTS including Fourth Quarter results to 31 March 2004

Highlights

•	Strong financial performance

–	Profit before tax* up 10% to £920 million

–	Earnings per share* of 36.4 pence, up 8%

–	Net debt lower by £0.6 billion at £3.7 billion

–	Full year dividend per share of 20.50 pence, including 6.25 pence for the fourth quarter

•	Improving operational performance

–	US rate cases – additional $100 million annual revenue

–	UK customer numbers increased by 600,000 to 4.25 million

–	Cost and efficiency savings of £49 million

•	Investing for organic growth

–	£364 million invested for growth with a range of attractive returns

–	1,060 MW of new gas fired generation announced

–	534 MW of renewables constructed in the year

Quarter 4			Full Year
2003/04	2002/03	£ million	2003/04	2002/03
1,748	1,455	Turnover	5,797	5,274

292	283	Operating profit	1,023	946

321	317	Operating profit excluding goodwill	1,151	1,085

239	214	Profit before tax	792	697

269	247	Profit before tax excluding goodwill	920	836

9.0	8.3	Earnings per share (pence)	29.4	26.2

10.6	10.1	Earnings per share excluding goodwill (pence)	36.4	33.7

6.25	7.177	Dividends per share (pence)	20.50	28.708

Note: Items marked * are excluding goodwill amortisation. ScottishPower assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-recurring or non-operational. In the periods reviewed, goodwill amortisation has been excluded. We have, therefore, focused our presentation of business performance on the results excluding goodwill amortisation. The full statutory results are presented in the “Group Profit and Loss Account” and in Note 2 “Segmental information” on pages 11 to 12 and 16 to 17 respectively. Unless otherwise stated, “year” relates to the year to 31 March 2004, and “quarter” relates to the three months to 31 March 2004.

Ian Russell, ScottishPower Chief Executive, said:

“This has been another good year for ScottishPower. Our strategy of improving operational performance and growing our returns through organic investment delivered strong results. Pre-tax profit* increased by 10% to £920 million and earnings per share* were up by 8% to 36.4 pence per share. The dividend for the fourth quarter of 2003/04 will be 6.25 pence per share, giving a total dividend of 20.50 pence per share for the year.

Looking ahead, we are well placed to exploit fully the good opportunities we see for profitable growth on both sides of the Atlantic. Increasing demand and the need for more reliable and sustainable energy present attractive opportunities for organic growth and higher returns. We expect to invest £1.2 billion in the current year of which around half will be for organic growth. We remain confident that our strategy will create further value for shareholders.”

CHIEF EXECUTIVE’S REVIEW – DELIVERING THE STRATEGY

This has been another good year for ScottishPower. Our skills in serving customers, balancing demand and supply, and managing our assets, together with our increased investment programme, have resulted in higher growth, more efficient performance and better returns. All of our businesses delivered improved performance, principally due to increased revenues with higher volumes and prices, and the returns from investing in generation, networks and gas storage. As a result, pre-tax profit* increased by £84 million to £920 million, and earnings per share* increased by 8% to 36.4 pence.

The full year dividend of 20.50 pence per share, is covered 1.78 times by earnings per share* in line with our stated policy effective from 1 April 2003. The dividend for each of the first three quarters of 2004/05 will be 4.95 pence per share, with the balance of the total dividend to be set in the fourth quarter. We remain committed to our stated policy of growing dividends broadly in line with earnings.

We remain focused on delivering our established strategy of improving operational performance and achieving organic growth by investing in projects with a range of attractive returns.

In improving our operational performance, we aim to increase revenue through regulatory rate cases and customer growth which, together with driving down costs across the group, bring improvements to the bottom line. In the year we have been awarded $100 million in additional annual revenue from US rate cases; grown our UK customer base by 600,000 to 4.25 million (16% growth); and reduced costs across the group by £49 million. We have also increased network reliability, with PacifiCorp reducing the average outage time for customers by 16% and Infrastructure Division reducing network faults by 8.5%.

We spent approximately £900 million in the year on net capital investment, some 40% of which was in projects which will deliver organic growth. We have exercised strict capital discipline and all our capital projects meet rigorous criteria for value creation. We have also developed a high quality pipeline of projects that offer a range of attractive returns. We believe current allowed regulatory returns justify investment in our regulated assets and, through incentives, we believe that we can better these returns. In our competitive businesses we seek returns of at least 2% above our weighted average cost of capital. All new investments, assessed on a risk adjusted returns basis, are expected to be earnings enhancing and support our aim of retaining our A- credit rating for our principal operating subsidiaries. In the year, we invested in windfarm projects in the US and UK totalling more than 534 MW; commenced initial work on the new 525 MW Currant Creek gas-fired power plant in Utah; undertook substantial network investment in the US of 564 MVA; and added to our gas storage capacity. We currently forecast investing approximately £1.2 billion in the year to March 2005 in networks, generation and gas storage, all of which will deliver a range of attractive returns, some 50% of which is expected to deliver organic growth.

Looking ahead, we are well placed to exploit fully the good opportunities we see for profitable growth on both sides of the Atlantic. Increasing demand and the need for more reliable and sustainable energy present attractive opportunities for organic growth and higher returns. We remain confident that our strategy will create further value for shareholders.

INVESTING FOR ORGANIC GROWTH

Net investment in assets totalled £901 million in the year, with £247 million invested in the final quarter. Our organic growth expenditure totalled £364 million for the year, with 58% of that figure invested in our regulated businesses and 42% in our competitive businesses. Geographically, £268 million (74%) of growth spend was invested in the US and £96 million (26%) in the UK.

PacifiCorp’s net investment in assets totalled £419 million, with £151 million (36%) of this invested for organic growth. Of this, £126 million was invested in new transmission and system networks, including new connections and system reinforcement spend and in our major network expansion project along the Wasatch Front in Utah. New generation growth investment of £25 million included spend on Currant Creek, the 525 MW plant, in Utah. In May 2004, PacifiCorp announced it had selected Summit Vineyard LLC to construct a 534 MW gas-fired plant for approximately $330 million. The proposed new plant, named Lake Side, would be located near Salt Lake City, Utah, and would provide base load power starting in 2007.

In our Infrastructure Division, net investment in assets was £260 million, with £60 million (23%) in organic growth areas such as new customer connections and network upgrading, including ongoing reinforcement projects in Dumfries & Galloway and Wrexham. Compared to 2002/03, we have increased investment in the replacement of network assets. The total number of distribution network faults has reduced by 8.5% in the year and we have achieved reductions in the unit cost of faults on our 33kV cable network and 11kV overhead line network.

In our UK Division, net investment in assets was £93 million, with £36 million (39%) of this invested in organic growth projects. This included investment in new wind generation of £26 million, with Cruach Mhor (30 MW) windfarm now fully commissioned and Black Law (96 MW) under construction, following receipt of planning consent in February 2004. The project to upgrade and increase the capacity of the Cruachan pumped storage hydro station from 400 MW to 440 MW is near completion. Offshore windfarm activity is also progressing with the allocation of a second site from the Crown Estates Office auction. In the next financial year, the division aims to continue to invest in renewable generation capabilities with the objective of meeting the stated target of achieving 10% of electricity supply from renewable sources by 2010. The Government granted planning permission in May 2004 for the construction of a highly flexible £100 million gas store near Byley, Cheshire.

PPM’s net investment in assets for the year was £129 million, with £117 million (91%) invested in organic growth projects. Of this, more than £100 million was invested in new wind generation, with the construction of Flying Cloud (44 MW), Moraine (51 MW), Mountain View III (22 MW) and Colorado Green (81 MW). All of these windfarms qualified for US Production Tax Credits (“PTCs”) and accelerated tax depreciation benefits, and were commercially operational in the third quarter and contributing to profits. Other growth investments during the year included the purchase of an additional 17% ownership interest in the Alberta gas storage hub, bringing PPM’s total ownership to 57%, and the commencement of a further gas storage development of 7 BCF at the Waha site in west Texas. The project is being developed in phases over six years, with the first phase operational by 2006.

IMPROVING OPERATIONAL PERFORMANCE

PacifiCorp

Operating profit, excluding goodwill amortisation, increased by $65 million to $943 million, including the delivery of cost efficiencies of $49 million and deferred power costs recovered, which were $23 million lower at $91 million. The first quarter of 2004/05 has started less strongly than our expectations due to a combination of milder weather impacting on residential demand, lower hydro resource and lower thermal plant availability. However, PacifiCorp remains committed to achieving its target of $1 billion EBIT (earnings before interest and tax, excluding goodwill amortisation) in 2004/05.

PacifiCorp is currently pursuing a regulatory programme in all states with the objective of keeping rates closely aligned to ongoing costs. In March 2004, the Wyoming Public Service Commission granted PacifiCorp approximately $23 million of additional annual revenue, reflecting the Commission’s recognition of the investments made by PacifiCorp in support of customer growth in the state. Along with awards earlier in the year of $65 million in Utah, $8.5 million in Oregon, and $3 million in California, this took the total of rate case awards in the year to approximately $100 million of additional annual revenue. These rate cases included full recovery for all new system investments and other new costs. The $27 million Washington general rate case is progressing on schedule with an outcome expected at the end of November 2004. PacifiCorp seeks to maximise its return on equity (“ROE”) within the limits permitted by US state regulators. The outcome of general rate cases conducted by the state regulatory commissions sets the authorised ROE, with each commission establishing its own ROE for PacifiCorp. During the year, the authorised ROE specified by PacifiCorp’s state regulators ranged from 10.5% to 10.9%. Regulatory returns for PacifiCorp at September 2003, the end of the last regulatory reportable period, were approximately 8%.

As a regulated business, PacifiCorp serves some of the fastest growing regions in the western US, which provides an opportunity for further network investment and generation sourcing to ensure reliable service, and extensive expansion plans are underway. Regulatory and other final approvals to build the 525 MW Currant Creek gas-fired station in Utah, were given in March and April 2004, and we have already begun the first phase of construction of this $350 million plant. For the proposed Lake Side plant we are seeking regulatory approval by December 2004. Further opportunities include a potential 1,100 MW in proposed renewable projects and $212 million currently being invested for growth in infrastructure across our six states, including Utah, which has seen strong residential load growth of approximately 4% per annum in recent years. Network investments, such as the increase of 564 MVA of capacity added this year improved underlying system reliability. These system-wide investments have assisted in the delivery of a 16% improvement in reliability over the prior year, excluding major events such as the impact of the extremely challenging winter storms that hit PacifiCorp’s service area. During the same period PacifiCorp has improved its level of safety, reducing lost time accidents by 25%.

In the year, PacifiCorp delivered $49 million of operating efficiencies, including benefits from generation plant performance, managing power costs, and negotiation of fuel contracts. Cumulative operating efficiencies now stand at $266 million and we remain on track to achieve our $300 million savings target in 2004/05.

PacifiCorp today has a proven management strategy to balance power demand and supply with a portfolio of generation and transmission assets, forward physical purchases and financial hedges, delivering a forecast net balanced position for the summer periods of 2004 and 2005.

PacifiCorp’s natural gas supply is also fully hedged through 2006 and the company is implementing longer-term supply arrangements to minimise natural gas supply risks for the Currant Creek plant.

Infrastructure Division

The success of Infrastructure Division, our UK wires business, in growing its regulated revenues and controlling its cost base, which reduced by £6 million in the year, helped drive operating profit up £26 million to £394 million. Our Infrastructure Division was rated amongst the top performers in the key area of asset management in an earlier independent study from Ofgem, an accolade that highlights the advances made as the company develops investment programmes around a clear understanding of asset risk and network performance. At the same time, we sought to minimise customer disruption through all weathers, largely successfully, as the Department of Trade & Industry acknowledged in a post-storm investigation.

As the UK’s third largest electricity distribution business, we are set to play a key role in rewiring Britain. The Government agrees more money must be spent on preparing the UK for an increase in electricity supply from renewables as well as strengthening the existing network to meet the needs of the 21st century. We hope to invest at least £1.2 billion in our network in the next five years. In addition, we envisage some £100 million will be invested to accommodate Distributed Generation (“DG”), mainly to link new windfarms to the grid. We remain supportive of Ofgem’s objectives in this area and believe that progress has been made towards the development of acceptable proposals for DG. A related scheme for expanding transmission is underway and preparatory work on stage one, an investment of over £200 million, is well advanced. Further stages still to be approved could see a total investment of £400 million over 10 years, which will be the biggest growth in the UK high voltage network since the 1960s. These investments will increase our regulated asset base and, consequently, returns.

We remain constructively engaged with Ofgem on the 2005 Distribution Price Control Review. Ofgem’s March 2004 consultation document set out the issues, with key areas outstanding, including cost of capital. We will continue to press Ofgem for higher rates of return to reflect correctly the nature of our business and look forward to Ofgem’s initial proposals due at the end of June this year.

UK Division

UK Division, our integrated generation and customer supply business, gained 600,000 customers in the year, bringing the total number of customers to 4.25 million, an increase of 16%. In the first quarter of 2004/05 we continue to make good progress in attracting more new customers. We continue to enjoy the benefit from using a single domestic billing system and this, along with other process improvements, has contributed to us gaining a top two ranking in quality of service ratings in minimising complaints for direct selling and customer transfers. The customer gains were not won lightly and stem from a tough, two-year streamlining of operations to improve customer service, facilitating our strong customer growth and also improving efficiency. Consequently, operating profit, excluding goodwill amortisation, rose by £23 million to £101 million.

UK Division has laid the foundations for increased returns by focusing on reliability and efficiency. Supply activities are being transformed by the 6 Sigma programme which aims to improve all customer handling processes and which delivered revenue and cost benefits of £13 million in the year. We have now extended this programme to our generation activities and expect to see both operational and cost improvements.

Pivotal to the running of our vertically integrated operations is the Energy Management hub whose performance has again underlined our ability to balance customer numbers and the generation capacity required to supply them while delivering competitive prices. The renegotiation or removal of restructuring contracts, inherited at privatisation, is now complete. Last year, an annual cost burden of approximately £25 million (based on 2002/03 market prices) was removed, following the renegotiation of the Nuclear Energy Agreement (with British Energy). The early termination of the Peterhead and Hydro Agreements (with Scottish and Southern Energy) will deliver a future annual saving of approximately £20 million from April 2005. As our customer base grows we continue to explore opportunities to add further gas-fired generation to our generation portfolio.

In addition, renewables are now central to the UK’s future power needs and as the UK’s leading windfarm developer, ScottishPower is ideally placed to benefit. The planning approval for Black Law in Scotland’s Central Belt in February 2004 was the largest consent given for an onshore windfarm in the UK and our experience in building windfarms gives the Division a vital skills advantage in siting, environmental impact assessment and design. We were pleased to commission the 30 MW Cruach Mhor windfarm in March 2004. Our offshore wind activity is also progressing with the allocation of a second site from the Crown Estates Office auction.

The £100 million, 6 BCF gas storage facility near Byley, Cheshire will help provide greater security of supply, as gas imports to the UK are expected to rise. Byley’s short cycle time will also enable it to respond to the expected increase in overall demand and price volatility.

Our focus on efficiency has also driven improvements in our fuel and logistics processes. Coal deliveries, under the new Clydeport contract started at Hunterston and Rosyth in April 2004, are expected to deliver savings of £8 million in the financial year 2004/05 and up to £10 million per annum thereafter. Additionally, on completion of successful trialing of co-burning, full biomass operations at Longannet and Cockenzie are planned to commence this year with expectations to deliver approximately £5 million of annual benefit through Renewables Obligation Certificates (“ROCs”).

The latest proposals for the National Allocation Plan under the EU Emissions Trading Scheme published on 6 May 2004 remain in line with our expectations and continue to show the burden of carbon reduction being placed on the power sector. Whilst supporting the overall Government objective of achieving a lower carbon economy, ScottishPower continues to argue that the scheme must encourage sufficient investment in new generation to ensure the ongoing security of supply in the UK.

PPM

PPM, our competitive US energy company, continues to build on its impressive record. Operating profit, excluding goodwill amortisation, rose by $18 million (41%) to $63 million, with increased contributions from gas storage, optimisation of assets and its steadily growing share of the US wind power market.

PPM accounted for almost a third of new wind developments in the US in calendar year 2003, adding control of 528 MW (504 MW in the financial year 2003/04) to its portfolio, which now totals around 830 MW of renewable energy currently under its control. PPM is now pursuing its immediate goal of developing another 500 MW of wind projects. Their completion depends partly on the extension of the PTCs, expected to be introduced this year, which would keep PPM on track for its goal of 2,000 MW by 2010. In the longer-term, PPM is well placed to take full advantage of the 8,000 MW of potential projects and sites already ear-marked for development. In line with the group’s prudent energy management strategy, PPM has already sold forward approximately 80% of its wind power in contracts of between 10 and 25 years, locking in a regular “annuity” value.

During the year, an increasing component of PPM’s revenues came from its gas storage and hub services business, serving North America from bases in Texas and Canada, which includes operating or contracting activities for gas storage and selling capacity forward. Our view is that gas prices will remain volatile, with tight supply and demand, enhancing the value of PPM’s owned and contracted gas storage facilities which now total 67 BCF. In addition, as part of PPM’s increased origination activities, the number of large wholesale gas customers has increased by approximately 50% over the past year and includes major refineries and municipalities.

FINANCIAL REVIEW

This has been a year of strong financial performance for ScottishPower with increased operating profit across all businesses and lower interest charges leading to higher pre-tax profit and earnings per share. Our policy to hedge dollar earnings to reduce the impact of currency volatility successfully mitigated the impact on earnings of the weaker US dollar.

Group turnover for the year increased by £523 million to £5,797 million and by £293 million to £1,748 million in the quarter, with the majority of the increases from balancing our UK power and gas positions, which were offset in cost of sales. The weaker US dollar reduced sterling revenues by £61 million in the quarter and £204 million in the year. Dollar turnover in PacifiCorp was in line with last year, as higher retail revenues from greater customer usage, prices and favourable weather conditions were offset by lower wholesale volumes. Infrastructure Division’s turnover grew in the year by 14% due to higher regulated and new connection revenues. The UK Division’s turnover increased by 29% mainly as a result of revenues from balancing activities, and improved retail electricity and gas sales reflecting an increased customer base and higher prices. PPM’s dollar revenues increased by 33%, due to optimisation of its asset portfolio, the addition of new wind generation and gas storage expansion.

Group operating profit improved significantly for the year, up £77 million (8%) at £1,023 million and, excluding goodwill amortisation, increased by £66 million to £1,151 million. Each of our four businesses delivered improved results for the year and, in particular, our competitive businesses, UK Division and PPM, produced strong performances with operating profit up by over 29% on last year.

In PacifiCorp operating profit, excluding goodwill amortisation, increased by £23 million, benefiting from strong retail revenue growth mentioned above, and the delivery of further operational cost efficiencies, partly offset by higher net operating costs including depreciation, and the impact of the weaker US dollar. Infrastructure Division’s operating profit increased by £26 million (7%). Higher regulated use of system revenues and increased England-Scotland interconnector sales contributed £16 million and lower net operating costs and property sale gains delivered a further £10 million improvement. The UK Division’s operating profit, excluding goodwill amortisation, increased by £23 million (30%). A combination of improved margins across the UK Division’s integrated value chain and the significant continuing growth in customer numbers resulted in a £37 million increase in electricity margins. Gas margins improved by £2 million as a result of gas storage activities. Partly offsetting these improvements were the costs of investment in customer capture and energy efficiency. In PPM, the contribution from the Katy and Alberta Hub gas storage facilities, returns from new wind generation and successful energy management activities from optimising storage asset capabilities drove the operating profit improvement of £8 million. Operating profit in 2002/03 included £14 million from discontinued operations.

In the quarter, operating profit was higher by £8 million at £292 million and, excluding goodwill amortisation, was £4 million higher at £321 million, principally due to a strong performance from PPM. Operating profit, excluding goodwill amortisation, for PacifiCorp, Infrastructure and UK Division was in line with the fourth quarter to March 2003. In PacifiCorp, higher retail revenues due to increased usage and favourable weather were more than offset by higher net power costs associated with servicing the higher load, including the impact of lower hydro and thermal plant availability. Other net cost increases including depreciation were offset by operating cost efficiencies and favourable foreign exchange movements due to the timing of hedging benefits. Within Infrastructure Division, higher distribution volumes and favourable transmission prices were offset by the timing of property sales and costs compared to the prior year, and UK Division’s strong margin performance was offset by investment in customer capture and energy efficiency costs.

The net interest charge reduced by £16 million to £238 million for the year including the translation benefit from the weaker US dollar and also from lower interest rates in both the UK and US. The benefit to interest from our dollar balance sheet hedging strategy, whereby the group swaps out of sterling liabilities into dollar liabilities, was £39 million, £7 million lower than last year due to changes in the US/UK interest rate differential.

Profit before tax grew substantially in the year with a £95 million (14%) increase to £792 million. Excluding goodwill amortisation, profit before tax improved by £84 million to £920 million with our continuing businesses delivering £95 million of the increase, offset in part by the contribution to last year’s profit before tax from discontinued operations of £11 million.

Before the benefits of our hedging strategy, the average US dollar to pound sterling exchange rate for the year, for US profit before tax, excluding goodwill amortisation, was $1.69. We sold forward our forecast dollar earnings at an average rate of $1.41 and this delivered an earnings hedging benefit compared to the average rate for the year of approximately £60 million. This has therefore protected group profits from the effect of the weaker US dollar, ensuring results were in line with our expectations. We expect our earnings for the financial year to March 2005 will continue to benefit from our hedging programme with an expected hedge rate in the range of approximately $1.50—$1.55.

As expected, the effective rate of tax was 27%, up from 25% for last year, on profit before tax, excluding goodwill amortisation, reducing earnings per share by 1.0 pence for the year. The effective rate of tax on profit before tax was 31% compared to 30% for last year. The tax rate benefits from the release of provisions relating to prior years following agreement with the tax authorities on the treatment of specific items, and the group’s financing arrangements.

As a result of improved performance in all areas of the group, earnings per share increased by 3.2 pence (12%) to 29.4 pence for the year and, for the quarter, was 0.7 pence ahead of last year at 9.0 pence. Excluding goodwill amortisation, earnings per share increased by 2.7 pence (8%) to 36.4 pence for the year, with the improvement comprising 3.1 pence from continuing operations, partly offset by 0.4 pence from discontinued operations reported last year.

Cash flows from operating activities reduced by £49 million to £1,364 million for the year. In the year favourable operating performance was partly offset by higher working capital commitments mainly due to increased gas stocks in PPM from expanded storage activities and higher debtors reflecting the significant growth in our UK retail business. Interest, tax and dividend payments totalled £726 million. Other net inflows which impact net debt, other than net investment in assets, were £465 million, mainly as a result of the cash receipt arising on the repricing of cross-currency swaps used to hedge our dollar net assets in March 2004 and the cancellation of cross-currency swaps earlier in the year on the issue of our dollar convertible bonds. These cash flows combined, provided funds of £1,103 million, which covered all of our £868 million net capital investment cash spend and contributed to the reduction in net debt during the year. After the net benefit of £362 million arising from the weaker US dollar and other non-cash movements, net debt at 31 March 2004 was £3,725 million, £597 million lower than at 31 March 2003. Gearing (net debt/equity shareholders’ funds) was 79%, compared to 95% as at 31 March 2003.

In the year, the group invested £901 million in its asset base. Organic growth expenditure totalled £364 million and the balance of £537 million was invested in refurbishment, upgrade and other projects. In PacifiCorp, refurbishment and other expenditure totalled £268 million and included network investment, major overhauls of generation plant, mining, information technology and hydro relicensing. In Infrastructure Division, £200 million was primarily spent on refurbishing the network and included equipment replacement and modernisation programmes, which will improve system performance. Within the UK Division, other capital investment of £57 million included the ongoing refurbishment and overhaul programme at our Longannet power station, which will improve the generation plant’s flexibility and capability, and hydro refurbishment works to allow the capture of ROCs, which are due to complete by the end of 2004. PPM’s other capital expenditure of £12 million was spent on growth development projects, information technology and the refurbishment and overhaul of existing assets.

The dividend for the fourth quarter of 2003/04 will be 6.25 pence per share, payable on 28 June 2004, taking the full year’s dividends to 20.50 pence per share. The dividends for the full year are covered 1.78 times by earnings per share, excluding goodwill amortisation, consistent with our stated dividend policy. The ADS dividend rate will be confirmed in a separate announcement today. The dividend for each of the first three quarters of 2004/05 is set at 4.95 pence per share with the balance of the total dividend to be set in the fourth quarter. We remain committed to our aim to grow dividends broadly in line with earnings.

INVESTOR TIMETABLE

Key investor dates going forward are as follows:

2 June 2004	Shares go ex-dividend for the fourth quarter
4 June 2004	Last date for registering transfers to receive the fourth quarter dividend
28 June 2004	Fourth quarter dividend payable
23 July 2004	Annual General Meeting
12 August 2004	Announcement of results for the first quarter
18 August 2004	Shares go ex-dividend for the first quarter
20 August 2004	Last date for registering transfers to receive the first quarter dividend
28 September 2004	First quarter dividend payable
10 November 2004	Announcement of results for the second quarter and half year ending 30 September 2004

US Dividend Tax Note

The “Jobs and Growth Tax Relief Reconciliation Act of 2003” (the “Act”) reduces the rates of US federal income tax on dividends received by individual US shareholders from domestic corporations and “qualified foreign corporations”. Based on the Act’s legislative history and Internal Revenue Service releases, ScottishPower believes that it is a “qualified foreign corporation” as defined in the Act. As a result, in most cases our ADS holders that are individuals should be subject to the same preferential dividend tax rates as US shareholders owning shares in US-based companies. The Act only applies to individuals subject to US federal net income tax and therefore the tax position of UK shareholders is unaffected. Please note that US federal income tax treatment is dependent upon an individual’s tax circumstances. Therefore, you should consult your own tax advisor regarding the tax matters discussed in this statement or any other taxation issue. For further information on the Jobs and Growth Tax Relief Reconciliation Act of 2003, investors are encouraged to go to www.irs.gov and to consult with their tax advisor.

Safe Harbor

Some statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the availability of acceptable fuel at favorable prices;

-	the availability of operational capacity of plants;

-	weather and weather related impacts;

-	the success of reorganizational and cost-saving efforts; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515

Group Profit and Loss Account

for the three months ended 31 March 2004

		Three months ended 31 March
	Notes	Continuing operations and Total 2004 £m		Continuing operations and Total 2003 £m
Turnover: group and share of joint ventures and associates		1,759.1		1,463.2
Less: share of turnover in joint ventures		(10.9)		(8.1)
Less: share of turnover in associates		(0.3)		(0.3)

Group turnover	2	1,747.9		1,454.8
Cost of sales		(1,121.0)		(879.7)

Gross profit		626.9		575.1
Transmission and distribution costs		(137.4)		(121.6)
Administrative expenses (including goodwill amortisation)		(207.5)		(179.1)
Other operating income		9.5		8.8

Operating profit before goodwill amortisation		321.0		316.9
Goodwill amortisation		(29.5)		(33.7)

Operating profit	2	291.5		283.2
Share of operating profit in joint ventures		5.0		1.2
Share of operating profit in associates		0.2		0.2

Profit on ordinary activities before interest		296.7		284.6
Net interest and similar charges
—Group		(55.6)		(70.1)
—Joint ventures		(1.8)		(0.8)

		(57.4)		(70.9)

Profit on ordinary activities before goodwill amortisation and taxation		268.8		247.4
Goodwill amortisation		(29.5)		(33.7)

Profit on ordinary activities before taxation		239.3		213.7
Taxation
—Group		(72.2)		(59.1)
—Joint ventures		(0.3)		(0.1)
—Associates		—		(0.1)

	3	(72.5)		(59.3)

Profit after taxation		166.8		154.4
Minority interests (including non-equity)		(1.8)		(1.1)

Profit for the period		165.0		153.3
Dividends	5	(112.9)		(132.2)

Profit retained		52.1		21.1

Earnings per ordinary share	4	9.02	p	8.31	p
Adjusting item—goodwill amortisation		1.61	p	1.82	p

Earnings per ordinary share before goodwill amortisation	4	10.63	p	10.13	p

Diluted earnings per ordinary share	4	8.72	p	8.30	p
Adjusting item—goodwill amortisation		1.53	p	1.82	p

Diluted earnings per ordinary share before goodwill amortisation	4	10.25	p	10.12	p

Dividend per ordinary share	5	6.25	p	7.177	p

Group Profit and Loss Account

for the year ended 31 March 2004

Year ended 31 March
Notes	Continuing operations and Total 2004 £m	Continuing operations 2003 £m	Discontinued operations 2003 £m	Total 2003 £m
Turnover: group and share of joint ventures and associates	5,828.9	5,273.1	26.7	5,299.8
Less: share of turnover in joint ventures	(31.0)	(25.2)	—	(25.2)
Less: share of turnover in associates	(0.8)	(0.8)	—	(0.8)

Group turnover	2	5,797.1	5,247.1	26.7	5,273.8
Cost of sales	(3,630.6)	(3,215.4)	(11.4)	(3,226.8)

Gross profit	2,166.5	2,031.7	15.3	2,047.0
Transmission and distribution costs	(544.5)	(512.6)	—	(512.6)
Administrative expenses (including goodwill amortisation)	(626.2)	(613.2)	(1.3)	(614.5)
Other operating income	26.8	26.0	—	26.0

Operating profit before goodwill amortisation	1,150.6	1,070.9	14.0	1,084.9
Goodwill amortisation	(128.0)	(139.0)	—	(139.0)

Operating profit	2	1,022.6	931.9	14.0	945.9
Share of operating profit in joint ventures	7.3	4.8	—	4.8
Share of operating profit in associates	0.3	0.4	—	0.4

Profit on ordinary activities before interest	1,030.2	937.1	14.0	951.1
Net interest and similar charges
—Group	(232.3)	(245.9)	(3.0)	(248.9)
—Joint ventures	(5.8)	(5.4)	—	(5.4)

(238.1)	(251.3)	(3.0)	(254.3)

Profit on ordinary activities before goodwill amortisation and taxation	920.1	824.8	11.0	835.8
Goodwill amortisation	(128.0)	(139.0)	—	(139.0)

Profit on ordinary activities before taxation	792.1	685.8	11.0	696.8

Taxation
—Group	(247.3)	(205.8)	(3.4)	(209.2)
—Joint ventures	(1.0)	0.3	—	0.3
—Associates	(0.1)	(0.1)	—	(0.1)

3	(248.4)	(205.6)	(3.4)	(209.0)

Profit after taxation	543.7	480.2	7.6	487.8
Minority interests (including non-equity)	(5.8)	(5.2)	—	(5.2)

Profit for the financial year	537.9	475.0	7.6	482.6
Dividends	5	(375.1)	(529.5)	—	(529.5)

Profit/(loss) retained	162.8	(54.5)	7.6	(46.9)

Earnings per ordinary share	4	29.40	p	25.76	p	0.41	p	26.17	p
Adjusting item—goodwill amortisation	7.00	p	7.54	p	—	7.54	p

Earnings per ordinary share before goodwill amortisation	4	36.40	p	33.30	p	0.41	p	33.71	p

Diluted earnings per ordinary share	4	28.83	p	26.11	p
Adjusting item—goodwill amortisation	6.77	p	7.52	p

Diluted earnings per ordinary share before
goodwill amortisation	4	35.60	p	33.63	p

Dividends per ordinary share	5	20.50	p	28.708	p

Statement of Total Recognised Gains and Losses

for the year ended 31 March 2004

	Year ended 31 March
	2004 £m	2003 £m
Profit for the financial year	537.9	482.6
Exchange movement on translation of overseas results and net assets	(537.6)	(387.0)
Translation differences on foreign currency hedging	475.2	357.6
Tax on translation differences on foreign currency hedging	46.1	(28.8)

Total recognised gains and losses for the financial year	521.6	424.4

Note of Historical Cost Profits and Losses

for the year ended 31 March 2004

	Year ended 31 March
	2004 £m	2003 £m
Profit on ordinary activities before taxation	792.1	696.8
Differences between historical cost depreciation charge and actual depreciation charge for the year calculated on the revalued amount of fixed assets	1.9	2.0

Historical cost profit on ordinary activities before taxation	794.0	698.8

Historical cost profit/(loss) retained for the financial year after taxation, minority interest and dividends	164.7	(44.9)

Reconciliation of Movements in Shareholders’ Funds

for the year ended 31 March 2004

	Year ended 31 March
	2004 £m	2003 (As restated —Note 1) £m
Profit for the financial year	537.9	482.6
Dividends	(375.1)	(529.5)

Profit/(loss) retained	162.8	(46.9)
Exchange movement on translation of overseas results and net assets	(537.6)	(387.0)
Translation differences on foreign currency hedging	475.2	357.6
Tax on translation differences on foreign currency hedging	46.1	(28.8)
Share capital issued	13.1	12.0
Consideration paid in respect of purchase of own shares held under trust	(28.9)	(36.2)
Credit in respect of employee share awards	4.9	10.0
Consideration received in respect of sale of own shares held under trust	0.4	6.4

Net movement in shareholders’ funds	136.0	(112.9)
Opening shareholders’ funds (as restated for implementation of UITF 38 ‘Accounting for ESOP trusts’)	4,554.9	4,667.8

Closing shareholders’ funds	4,690.9	4,554.9

Group Cash Flow Statement

for the year ended 31 March 2004

		Year ended 31 March
	Notes	2004 £m	2003 (As restated —Note 1) £m
Cash inflow from operating activities	6	1,364.0	1,412.9
Dividends received from joint ventures		0.5	0.9
Returns on investments and servicing of finance		(210.0)	(297.0)
Taxation		(121.8)	(191.3)

Free cash flow		1,032.7	925.5
Capital expenditure and financial investment		(831.2)	(675.1)

Cash flow before acquisitions and disposals		201.5	250.4
Acquisitions and disposals		(31.3)	1,799.0
Equity dividends paid		(394.4)	(523.4)

Cash (outflow)/inflow before use of liquid resources and financing		(224.2)	1,526.0
Management of liquid resources	7	(354.1)	(161.1)
Financing
– Issue of ordinary share capital		13.1	12.0
– Redemption of preferred stock of PacifiCorp		(4.6)	(5.1)
– Cancellation of cross-currency swaps		76.1	—
– Repricing of cross-currency swaps		403.0	—
– Net purchase of own shares held under trust		(28.5)	(29.8)
– Increase/(decrease) in debt	7	464.3	(1,191.4)

		923.4	(1,214.3)

Increase in cash in year	7	345.1	150.6

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 March 2004

		Year ended 31 March
	Note	2004 £m	2003 £m
Increase in cash in year		345.1	150.6
Cash (inflow)/outflow from (increase)/decrease in debt		(464.3)	1,191.4
Cash outflow from movement in liquid resources		354.1	161.1

Change in net debt resulting from cash flows		234.9	1,503.1
Net debt disposed		—	100.0
Foreign exchange movement		388.3	289.9
Other non-cash movements		(26.7)	(5.6)

Movement in net debt in year		596.5	1,887.4

Net debt at end of previous year		(4,321.0)	(6,208.4)

Net debt at end of year	7	(3,724.5)	(4,321.0)

Group Balance Sheet

as at 31 March 2004

Notes	2004 £m	2003 (As restated —Note 1) £m
Fixed assets
Intangible assets—goodwill	1,855.9	2,280.6
Tangible assets	8,756.6	9,028.7
Investments
—Investments in joint ventures:
Share of gross assets	180.8	111.9
Share of gross liabilities	(157.3)	(111.8)

23.5	0.1
—Loans to joint ventures	38.8	40.2

62.3	40.3
—Investments in associates	2.7	2.8
—Other investments	129.8	150.2

194.8	193.3

10,807.3	11,502.6

Current assets
Stocks	185.5	154.6
Debtors
—Gross debtors	1,576.2	1,684.5
—Less non-recourse financing	(109.5)	(148.2)

1,466.7	1,536.3
Short-term bank and other deposits	1,347.3	664.6

2,999.5	2,355.5

Creditors: amounts falling due within one year
Loans and other borrowings	(410.7)	(208.5)
Other creditors	(1,658.7)	(1,777.3)

(2,069.4)	(1,985.8)

Net current assets	930.1	369.7

Total assets less current liabilities	11,737.4	11,872.3
Creditors: amounts falling due after more than one year
Loans and other borrowings (including convertible bonds)	(4,661.1)	(4,777.1)
Provisions for liabilities and charges
—Deferred tax	(1,242.2)	(1,301.9)
—Other provisions	(504.5)	(605.6)

(1,746.7)	(1,907.5)
Deferred income	(577.8)	(558.9)

Net assets	2	4,751.8	4,628.8

Called up share capital	929.8	928.0
Share premium	2,275.7	2,264.4
Revaluation reserve	41.6	43.5
Capital redemption reserve	18.3	18.3
Merger reserve	406.4	406.4
Profit and loss account	1,019.1	894.3

Equity shareholders’ funds	4,690.9	4,554.9
Minority interests (including non-equity)	60.9	73.9

Capital employed	4,751.8	4,628.8

Net asset value per ordinary share	4	256.2	p	248.4	p

Notes to the Preliminary Statement and quarterly Accounts

for the year ended 31 March 2004

1 Basis of preparation

(a) The financial information included within this Preliminary Statement and quarterly Accounts has been prepared on the basis of accounting policies consistent with those set out in the Accounts for the year ended 31 March 2003 with the exception of the group’s policy in respect of own shares held under trust.

The group has implemented UITF Abstract 38 ‘Accounting for ESOP trusts’ (“UITF 38”) in the financial year ended 31 March 2004. UITF 38 requires own shares held under trust to be deducted in arriving at shareholders’ funds. Previously own shares held under trust were presented as fixed asset investments. Consequential adjustments have also been made to Other creditors and Other provisions. Comparative figures have been restated in the Balance Sheet, Cash Flow Statement and related Notes. The implementation of UITF 38 had no impact on the group’s previously reported profits and losses.

The effect of UITF 38 on the group’s previously reported net assets is as follows:

	As at 31 March 2003
	Fixed asset investments £m	Other creditors £m	Other provisions £m	Net assets £m
As previously reported	290.4	1,785.7	610.9	4,712.2
Effect of implementing new accounting policy	(97.1)	(8.4)	(5.3)	(83.4)

As restated	193.3	1,777.3	605.6	4,628.8

The group has also implemented Revised UITF Abstract 17 ‘Employee share schemes’ (“Revised UITF 17”) in the financial year ended 31 March 2004. Revised UITF 17 requires the minimum profit and loss charge for share options granted to be determined as the intrinsic value. Previously this charge was based on either the intrinsic value or, where purchases of shares were made by an ESOP trust at fair value, by reference to the cost of shares available for the award less any contributions payable by the employees. The implementation of Revised UTIF 17 had no impact on the group’s previously reported profit and losses.

(b) The information shown for the years ended 31 March 2004 and 31 March 2003 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the years ended 31 March 2004 and 31 March 2003 respectively. The reports of the auditors on those Accounts were unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985. The Accounts for the year ended 31 March 2003 have been filed with the Registrar of Companies. The Accounts for the year ended 31 March 2004 will be delivered to the Registrar of Companies in due course. The information shown in respect of the three months ended 31 March 2004 and 31 March 2003 is unaudited.

(c) The relevant exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts are detailed in Note 9.

(d) The financial information on pages x to x was approved by the Board on 25 May 2004.

2 Segmental information

(a) Turnover by segment

		Three months ended 31 March
		Total turnover		Inter- segment turnover		External turnover
	Note	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
United Kingdom – continuing operations
UK Division – Integrated Generation and Supply		976.2	691.6	(7.0)	(8.3)	969.2	683.3
Infrastructure Division – Power Systems		202.7	176.6	(95.7)	(94.4)	107.0	82.2

United Kingdom total – continuing operations						1,076.2	765.5

United States – continuing operations
PacifiCorp		552.7	609.5	(0.9)	(0.6)	551.8	608.9
PPM		122.2	83.1	(2.3)	(2.7)	119.9	80.4

United States total – continuing operations						671.7	689.3

Total continuing operations	(i)					1,747.9	1,454.8

		Year ended 31 March
		Total turnover		Inter- segment turnover		External turnover
	Note	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
United Kingdom – continuing operations
UK Division – Integrated Generation and Supply		2,804.0	2,180.8	(26.6)	(33.0)	2,777.4	2,147.8
Infrastructure Division – Power Systems		704.1	667.3	(345.8)	(353.3)	358.3	314.0

United Kingdom total – continuing operations						3,135.7	2,461.8

United States – continuing operations
PacifiCorp		2,321.1	2,502.2	(2.5)	(2.8)	2,318.6	2,499.4
PPM		352.9	293.6	(10.1)	(7.7)	342.8	285.9

United States total – continuing operations						2,661.4	2,785.3

Total continuing operations						5,797.1	5,247.1

United Kingdom – discontinued operations
Southern Water		—	26.7	—	—	—	26.7

United Kingdom total – discontinued operations						—	26.7

Total	(i)					5,797.1	5,273.8

(i) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(b) Operating profit by segment

	Three months ended 31 March
	Before goodwill amorti -sation 2004 £m	Goodwill amorti -sation 2004 £m	2004 £m	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m
United Kingdom – continuing operations
UK Division – Integrated Generation and Supply	50.4	(1.3)	49.1	50.1	(1.3)	48.8
Infrastructure Division – Power Systems	102.4	—	102.4	102.3	—	102.3

United Kingdom total – continuing operations	152.8	(1.3)	151.5	152.4	(1.3)	151.1

United States – continuing operations
PacifiCorp	157.1	(28.1)	129.0	156.8	(32.2)	124.6
PPM	11.1	(0.1)	11.0	7.7	(0.2)	7.5

United States total – continuing operations	168.2	(28.2)	140.0	164.5	(32.4)	132.1

Total continuing operations	321.0	(29.5)	291.5	316.9	(33.7)	283.2

	Year ended 31 March
	Before goodwill amorti -sation 2004 £m	Goodwill amorti -sation 2004 £m	2004 £m	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m
United Kingdom – continuing operations
UK Division – Integrated Generation and Supply	101.0	(4.9)	96.1	77.9	(4.9)	73.0
Infrastructure Division – Power Systems	393.6	—	393.6	367.8	—	367.8

United Kingdom total – continuing operations	494.6	(4.9)	489.7	445.7	(4.9)	440.8

United States – continuing operations
PacifiCorp	619.3	(122.5)	496.8	596.7	(133.9)	462.8
PPM	36.7	(0.6)	36.1	28.5	(0.2)	28.3

United States total – continuing operations	656.0	(123.1)	532.9	625.2	(134.1)	491.1

Total continuing operations	1,150.6	(128.0)	1,022.6	1,070.9	(139.0)	931.9

United Kingdom – discontinued operations
Southern Water	—	—	—	14.0	—	14.0

United Kingdom total – discontinued operations	—	—	—	14.0	—	14.0

Total	1,150.6	(128.0)	1,022.6	1,084.9	(139.0)	945.9

(c) Net assets by segment

	Note		31 March 2004 £m	31 March 2003 (As restated - Note 1) £m
United Kingdom – continuing operations
UK Division – Integrated Generation and Supply			1,022.5	908.4
Infrastructure Division – Power Systems			2,337.4	2,175.4

United Kingdom total – continuing operations			3,359.9	3,083.8

United States – continuing operations
PacifiCorp			5,935.8	6,787.2
PPM			439.0	375.8

United States total – continuing operations			6,374.8	7,163.0

Total continuing operations			9,734.7	10,246.8

Unallocated net liabilities	(i	)	(4,982.9)	(5,618.0)

Total			4,751.8	4,628.8

(i) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Taxation

The charge for taxation, including deferred tax, for the year ended 31 March 2004 reflects the effective rate for the year ended 31 March 2004 of 27% (2003: 25%) on the profit before goodwill amortisation and taxation as detailed below:

	Three months ended 31 March		Year ended 31 March
	2004 £m	2003 £m	2004 £m	2003 £m
Profit on ordinary activities before taxation	239.3	213.7	792.1	696.8
Adjusting item—goodwill amortisation	29.5	33.7	128.0	139.0

Profit on ordinary activities before goodwill amortisation and taxation	268.8	247.4	920.1	835.8

4 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 March		Year ended 31 March
	2004	2003	2004	2003
Basic earnings per share
Profit for the period (£ million)	165.0	153.3	537.9	482.6
Weighted average share capital (number of shares, million)	1,829.9	1,845.4	1,829.5	1,843.9

Diluted earnings per share
Profit for the period (£ million)	167.9	153.3	545.0	482.6
Weighted average share capital (number of shares, million)	1,925.9	1,848.2	1,890.2	1,848.4

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group’s employee share schemes and the convertible bonds.

(b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 31 March		Year ended 31 March
	Continuing operations and Total 2004 £m	Continuing operations and Total 2003 £m	Continuing operations and Total 2004 £m	Continuing operations 2003 £m	Discontinued operations 2003 £m	Total 2003 £m
Profit for the period	165.0	153.3	537.9	475.0	7.6	482.6
Adjusting item—goodwill amortisation	29.5	33.7	128.0	139.0	—	139.0

Adjusted earnings	194.5	187.0	665.9	614.0	7.6	621.6

ScottishPower assesses the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items it considers to be non-recurring or non-operational in nature and believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for all periods.

(c) Net asset value per ordinary share has been calculated based on net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial years.

	2004	2003 (As restated - Note 1)
Net assets (as adjusted) (£ million)	4,690.9	4,554.9
Number of ordinary shares in issue at the year end (as adjusted) (number of shares, million)	1,830.6	1,833.5

5 Dividends

	2004 pence per ordinary share	2003 pence per ordinary share	2004 £m	2003 £m
First interim dividend paid	4.75	7.177	87.5	132.5
Second interim dividend paid	4.75	7.177	87.4	132.7
Third interim dividend paid	4.75	7.177	87.3	132.1
Final dividend	6.25	7.177	112.9	132.2

Total dividends	20.50	28.708	375.1	529.5

6 Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 31 March
	2004 £m	2003 (As restated - Note 1) £m
Operating profit	1,022.6	945.9
Depreciation and amortisation	566.7	586.2
(Profit)/loss on sale of tangible fixed assets	(0.4)	2.7
Amortisation of share scheme costs	4.9	10.0
Release of deferred income	(19.5)	(18.6)
Movements in provisions for liabilities and charges	(87.6)	(77.5)
Increase in stocks	(51.0)	(1.9)
Increase in debtors	(38.7)	(169.4)
(Decrease)/increase in creditors	(33.0)	135.5

Net cash inflow from operating activities	1,364.0	1,412.9

7 Analysis of net debt

	At 1 April 2003 £m	Cash flow £m	Exchange £m	Other non-cash changes £m	At 31 March 2004 £m
Cash at bank	430.1	346.6	(17.8)	—	758.9
Overdrafts	(21.1)	(1.5)	2.5	—	(20.1)

		345.1

Debt due after 1 year	(4,759.6)	(421.6)	364.0	171.1	(4,646.1)
Debt due within 1 year	(187.4)	(42.7)	37.3	(197.8)	(390.6)
Finance leases	(17.5)	—	2.5	—	(15.0)

		(464.3)

Other deposits	234.5	354.1	(0.2)	—	588.4

Total	(4,321.0)	234.9	388.3	(26.7)	(3,724.5)

‘Other non-cash changes’ to net debt represents the movement in debt of £197.8 million due after one year to due within one year, the share of debt in joint arrangements of £6.4 million, amortisation of finance costs of £6.1 million and finance costs of £14.2 million representing the effects of the RPI on bonds carrying an RPI coupon.

8 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and equity shareholders’ funds are set out in the tables below.

	Year ended 31 March
	2004 £m		2003 £m
(a) Reconciliation of profit for the financial year to US GAAP:
Profit for the financial year under UK GAAP	537.9		482.6
US GAAP adjustments:
Amortisation of goodwill	128.0		139.0
US regulatory net assets	(81.2)		(121.6)
Pensions	(0.1)		20.1
Depreciation on revaluation uplift	1.9		2.0
Decommissioning and mine reclamation liabilities	(13.0)		(38.3)
PacifiCorp Transition Plan costs	(29.0)		(19.1)
Business combinations	—		(31.6)
FAS 133	153.3		205.5
Other	(10.3)		(10.8)

	687.5		627.8
Deferred tax effect of US GAAP adjustments	54.7		20.4

Profit for the financial year under US GAAP before cumulative adjustment for FAS 143 (2003 C15 and C16)	742.2		648.2
Cumulative adjustment for FAS 143 (2003 C15 and C16)	(0.6)		141.1

Profit for the financial year under US GAAP	741.6		789.3

Earnings per share under US GAAP	40.54	p	42.81	p

Diluted earnings per share under US GAAP	39.19	p	42.70	p

The adjustment described as ‘FAS 133’ comprises FAS 133 and subsequent revising standards, FAS 138 and FAS 149, together with guidance issued by the Derivatives Implementation Group (‘DIG’).

The cumulative adjustment to the profit under US GAAP for the year ended 31 March 2004 of £(0.6) million (net of tax) represents the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

The cumulative adjustment to the profit under US GAAP for the year ended 31 March 2003 of £141.1 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the DIG under Issue C15 ‘Normal Purchase and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity’ and Issue C16 ‘Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and a Purchased Option Contract’.

	31 March 2004 £m	31 March 2003 (As restated - Note 1) £m
(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:
Equity shareholders’ funds under UK GAAP	4,690.9	4,554.9
US GAAP adjustments:
Goodwill	572.3	572.3
Business combinations	(196.1)	(226.3)
Amortisation of goodwill	150.0	51.0
US regulatory net assets	724.7	1,007.9
Pensions	(18.9)	(412.8)
Dividends	112.9	132.2
Revaluation of fixed assets	(54.0)	(54.0)
Depreciation on revaluation uplift	12.4	10.5
Decommissioning and mine reclamation liabilities	(14.9)	0.4
PacifiCorp Transition Plan costs	22.2	56.1
FAS 133	2.2	(66.8)
ESOP shares held in trust	—	45.2

Other	(12.9)	(12.1)
Deferred tax:
Effect of US GAAP adjustments	(275.0)	(157.4)
Effect of differences in methodology	14.5	(21.4)

Equity shareholders’ funds under US GAAP	5,730.3	5,479.7

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 31 March 2004 of £2.2 million includes a net liability of £229.7 million which is subject to regulation and is therefore offset by a US regulatory asset of £229.7 million included within ‘US regulatory net assets’ above.

9 Exchange rates

The exchange rates applied in the preparation of the Preliminary Statement and quarterly Accounts were as follows:

Year ended 31 March
	2004		2003
Average rate for quarters ended
30 June	$1.62/	£	$1.46/	£
30 September	$1.61/	£	$1.55/	£
31 December	$1.71/	£	$1.57/	£
31 March	$1.84/	£	$1.60/	£

Closing rate as at 31 March	$1.84/	£	$1.58/	£